UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2005



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO


Date:  December 2, 2005

                            [BARAK I.T.C. LTD. LOGO]

                       CONDENSED STATEMENTS OF OPERATIONS

                                        FOR THE THREE      FOR THE THREE
                                        MONTHS ENDED       MONTHS ENDED
                                        SEPTEMBER 30,      SEPTEMBER 30,
                                            2005              2004

                                         (UNAUDITED)        (UNAUDITED)

                                      REPORTED AMOUNTS   REPORTED AMOUNTS
                                        (IN MILLIONS)     (IN MILLIONS)
                                            -----             -----
REVENUES                                    171.4             182.9

EXPENSES                                    145.1             157.3

OPERATING PROFIT BEFORE
FINANCIAL RESTRUCTURING COSTS                26.3              25.6

FINANCIAL RESTRUCTURING COSTS                 8.2               0.4

OPERATING PROFIT                             18.1              25.2

FINANCIAL EXPENSES, NET                      16.2              15.6

NET PROFIT FOR THE PERIOD                     1.9               9.6

EBITDA                                       27.5              35.6

                      CONDENSED STATEMENT OF BALANCE SHEET

                               SEPTEMBER 30,      DECEMBER 31,
                                   2005               2004

                               (UNAUDITED)         (AUDITED)

                              REPORTED AMOUNTS REPORTED AMOUNTS
                               (IN MILLIONS)     (IN MILLIONS)
                                  -----              -----

CASH                               69.2               63.7
OTHER CURRENT ASSETS              159.1              156.5
OTHER ASSETS, NET                 206.5              227.3
                                  -----              -----
TOTAL ASSETS                      434.8              447.5

CURRENT LIABILITIES               974.4              923.9
LONG TERM LIABILITIES              27.0               50.7
SHAREHOLDERS' EQUITY             (566.6)            (527.1)
                                  -----              -----
                                  434.8              447.5

                        CONDENSED STATEMENT OF CASH FLOWS

                                               FOR THE THREE    FOR THE THREE
                                               MONTHS ENDED     MONTHS ENDED
                                               SEPTEMBER 30,    SEPTEMBER 30,
                                                   2005             2004

                                               (UNAUDITED)       (UNAUDITED)

                                             REPORTED AMOUNTS   REPORTED AMOUNTS
                                               (IN MILLIONS)     (IN MILLIONS)
                                                   ----             ----


CASH FLOWS FROM OPERATING ACTIVITIES              (12.9)            32.8
CASH FLOWS USED IN INVESTING ACTIVITIES           (19.7)           (10.3)
CASH FLOWS FROM FINANCING ACTIVITIES                6.4             (3.0)
BALANCE OF CASH AT BEGINNING OF PERIOD             95.4             46.1
                                                   ----             ----
BALANCE OF CASH AT END OF PERIOD                   69.2             65.6